UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 7)(1)

Avid Bioservices, Inc.

(Name of Issuer)

Series E Preferred Stock

(Title of Class of Securities)

05368M205

(CUSIP Number)

John S. Stafford, III

c/o Ronin Trading, LLC

350 N. Orleans Street, Suite 2N

Chicago, IL 60654

(312) 244-5284

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 14, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05368M205

1	Name of Reporting Person John S. Stafford, III

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 115,299 (1)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 115,299 (1)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 115,299 (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 7.0%

14	Type of Reporting Person IN

(1)           All 115,299 shares of Series E Convertible Preferred Stock beneficially owned by Mr. Stafford are directly beneficially owned by Ronin Trading, LLC.  Ronin Trading, LLC is owned and managed by John S. Stafford, III.

CUSIP No. 05368M205

1	Name of Reporting Person Ronin Trading, LLC 32-0400192

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 115,299 (2)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 115,299 (2)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 115,299 (2)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 7.0%

14	Type of Reporting Person OO

(2)           Ronin Trading, LLC is owned and managed by John S. Stafford, III, and Mr. Stafford is the indirect beneficial owner of all of the shares of Series E Convertible Preferred Stock owned by Ronin Trading, LLC.

CUSIP No. 05368M205

1	Name of Reporting Person Roger Farley

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds PF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,000

	8	Shared Voting Power 0

	9	Sole Dispositive Power 1,000

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) Less than 1%

14	Type of Reporting Person IN

CUSIP No. 05368M205

1	Name of Reporting Person Stephen White

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 11,800 (3)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 11,800 (3)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,800 (3)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) Less than 1%

14	Type of Reporting Person IN

(3)        Stephen White is the indirect beneficial owner of all of the shares of Series E Convertible Preferred Stock of Avid Bioservices, Inc. beneficially owned in the aggregate by SW Investment Management LLC and SWIM Partners LP by virtue of his having sole voting and dispositive power over such shares.

CUSIP No. 05368M205

1	Name of Reporting Person SW Investment Management LLC 81-0765824

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 11,800 (4)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 11,800 (4)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,800 (4)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) Less than 1%

14	Type of Reporting Person IA, OO

(4)        3,120 shares of Series E Convertible Preferred Stock of Avid Bioservices, Inc. are held in an account separately managed by SW Investment Management LLC (the “SW Account”).  8,680 shares of Series E Convertible Preferred Stock of Avid Bioservices, Inc. are directly beneficially owned by SWIM Partners LP. SW Investment Management LLC, as the general partner and investment adviser of SWIM Partners LP and the investment adviser to the SW Account, may be deemed to beneficially own the securities owned directly by SWIM Partners and held in the SW Account.

CUSIP No. 05368M205

1	Name of Reporting Person SWIM Partners LP 90-0852885

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 8,680 (5)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 8,680 (5)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,680 (5)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) Less than 1%

14	Type of Reporting Person PN

(5)           Stephen White is the indirect beneficial owner of all of the shares of Series E Convertible Preferred Stock of Avid Bioservices, Inc. beneficially owned by SWIM Partners LP by virtue of his having sole voting and dispositive power over such shares.

CUSIP No. 05368M205

Item 1. Security and Issuer

This Amendment No. 7 (this “Amendment”) to the Statement on Schedule 13D filed on April 17, 2017, as amended by Amendment No. 1 to the Statement on Schedule 13D filed on May 19, 2017, Amendment No. 2 to the Statement on Schedule 13D filed on July 14, 2017, Amendment No. 3 to the Statement on Schedule 13D filed on October 11, 2017, Amendment No. 4 to the Statement on Schedule 13D filed on October 17, 2017, Amendment No. 5 to the Statement on Schedule 13D filed on October 27, 2017 and Amendment No. 6 to the Statement on Schedule 13D filed on November 28, 2017 (as amended, the “Schedule 13D”), filed on behalf of John S. Stafford, III, Ronin Trading, LLC, Roger Farley, Stephen White, SW Investment Management LLC and SWIM Partners LP relates to the Series E Convertible Preferred Stock, par value $0.001 per share (the “Preferred Stock”), of Avid Bioservices, Inc., a Delaware corporation (the “Issuer”).  The address of the Issuer’s principal executive offices is 14282 Franklin Avenue, Tustin, California 92780. The Schedule 13D is hereby further amended and supplemented as follows:

Item 2. Identity and Background

Items 2(a) through 2(f) of the Schedule 13D are amended to read as follows:

As further described in Item 4 below, Stephen White, SW Investment Management LLC and SWIM Partners LP are no longer members of the Section 13(d) group and shall cease to be Reporting Persons immediately upon the filing of this Amendment to the Schedule 13D. The remaining Reporting Persons will continue filing statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law. Each of the remaining Reporting Persons is party to the Joint Filing Agreement, as further described in Item 6 below.

(a)          Name:  John S. Stafford, III

Ronin Trading, LLC

Roger Farley

(each a “Reporting Person” and collectively, the “Reporting Persons”)

(b)          Business address for Reporting Persons:

John S. Stafford, III, Ronin Trading, LLC and Roger Farley: 350 N. Orleans Street, Suite 2N, Chicago, IL 60654

(c)          John S. Stafford, III is the president, chief executive officer and manager of Ronin Trading, LLC, a Delaware limited liability company with its principal place of business located at 350 N. Orleans Street, Suite 2N, Chicago, IL 60654. Ronin Trading, LLC is engaged in the business of proprietary trading.

Roger Farley is a trader and equity member of Ronin Capital, LLC, a Delaware limited liability company, with its principal place of business located at 350 N. Orleans Street, Suite 2N, Chicago, IL 60654.

(d)          None of the Reporting Persons was, during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP No. 05368M205

(e)          None of the Reporting Person was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order (1) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or (2) finding any violation with respect to such laws.

(f)          John S. Stafford, III is a citizen of the United States.

Ronin Trading, LLC is a Delaware limited liability company.

Roger Farley is a citizen of the United States.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to add the following:

Effective April 14, 2018, Ronin Trading, LLC and Roger Farley (collectively, the “Ronin Group”) terminated their oral agreement with Stephen White, SW Investment Management LLC and SWIM Partners LP to act as a group for purposes of Regulation 13D solely with respect to the securities of the Issuer. Stephen White, SW Investment Management LLC and SWIM Partners LP ceased to be members of the Section 13(d) group and shall cease to be Reporting Persons immediately upon the filing of this Amendment No. 7 to the Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended to add the following:

On April 14, 2018, the members of the Ronin Group entered into a Joint Filing Agreement in which they agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. A copy of the Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended to add the following exhibits:

99.1                        Joint Filing Agreement, dated April 14, 2018.

Except as expressly modified hereby, all provisions of the Schedule 13D shall continue in full force and effect.

[signature page follows]

CUSIP No. 05368M205

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

		DATE:	April 17, 2018

RONIN TRADING, LLC

By:	/s/ Agnes Burda
Name:	Agnes Burda
Title:	Chief Compliance Officer

SW INVESTMENT MANAGEMENT LLC

By:	/s/ Stephen White
Name:	Stephen White	/s/ John S. Stafford, III
Title:	Manager	JOHN S. STAFFORD, III

SWIM PARTNERS LP		/s/ Stephen White
Stephen White
By:	/s/ Stephen White
Name:	Stephen White
Title:	Manager of General Partner
/s/ Roger Farley
Roger Farley